[Alpine Letterhead]

December 15, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
Alpine Dynamic Balance Fund, Alpine Dynamic Dividend Fund, Alpine Dynamic Financial Services Fund, Alpine Dynamic Innovators Fund, Alpine Dynamic Transformations Fund, and Alpine Accelerating Dividend Fund, each a series of Alpine Series Trust

File Nos. 333-75786 and 811-10405
Post-Effective Amendment No. 29

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpine Series Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, relating to the Alpine Dynamic Balance Fund, Alpine Dynamic Dividend Fund, Alpine Dynamic Financial Services Fund, Alpine Dynamic Innovators Fund, Alpine Dynamic Transformations Fund, and Alpine Accelerating Dividend Fund (collectively, the “Funds”), each a series of the Registrant, so that it will become effective on December 21, 2011, or as soon thereafter as practicable.  Quasar Distributors, LLC, the Funds’ distributor, joins in the request of the Registrant for acceleration.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Sincerely,

Alpine Series Trust

By:	/s/ Ron Palmer
Name: Ron Palmer
Title:   Chief Financial Officer

Quasar Distributors, LLC

By:	/s/ James R. Schoenike
Name: James R. Schoenike
Title:   President